May 21, 2019

Daemon P. Repp
Director of Finance
Pope Resources , A Delaware Limited Partnership
11950 Seventh Ave NE
Suite 200
Poulsbo, WA 98370

       Re: Pope Resources , A Delaware Limited Partnership
           Form 10-K for the Year Ended December 31, 2017
           Filed March 2, 2018
           File No. 001-09035

Dear Mr. Repp:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure